UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TERADATA CORPORATION

10000 Innovation Drive

Dayton, Ohio 45342

TERADATA SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Teradata Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of Teradata Savings Plan (the Plan) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 26, 2012

Dayton, Ohio

TERADATA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2011	2010
Assets
Cash	$75,821	$101,502
Investments, at fair value:
Mutual funds	200,945,231	203,197,249
Common/collective trust funds	336,079,609	326,048,704
Money market funds	42,349,482	37,170,415
Teradata Corporation common stock	51,777,779	40,742,720

Total investments	631,152,101	607,159,088
Receivables:
Participant contributions	93,027	129,623
Employer contributions	50,792	70,154
Notes receivable from participants	6,637,168	5,974,700
Other receivables	16,770	14,484

Total receivables	6,797,757	6,188,961

Total assets	638,025,679	613,449,551

Liabilities
Accounts payable	9,505	36,438
Accrued expenses	98,048	111,870

Total liabilities	107,553	148,308

Net assets available for benefits at fair value	637,918,126	613,301,243

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(200,331)	(56,293)

Net assets available for benefits	$637,717,795	$613,244,950

The accompanying notes are an integral part of these audited financial statements

TERADATA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011
Additions to net assets attributed to:
Investment income (loss):
Net decrease in fair value of investments	$(15,631,567)
Interest and dividends	7,170,918

Total investment loss	(8,460,649)

Participant loan interest income	289,593

Contributions:
Participants	47,484,798
Employer, net of forfeitures	18,624,196

Total contributions	66,108,994

Total additions	57,937,938

Deductions from net assets attributed to:
Benefits paid to participants	33,339,441
Administrative expenses	125,652

Total deductions	33,465,093

Net increase in net assets	24,472,845
Net assets available for benefits:
Beginning of year	613,244,950

End of year	$637,717,795

The accompanying notes are an integral part of these audited financial statements.

TERADATA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

General

The Teradata Savings Plan (the “Plan”) is a defined contribution plan established on October 1, 2007 by the Board of Directors of Teradata Corporation (“Teradata” or the “Company”). The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees).

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions made by participants with prior year compensation of $110,000 and over. Annual tax-deferred contributions per participant for the 2011 Plan year were limited to $16,500.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $5,500 in 2011.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including target date funds, market index funds, actively managed funds, self directed brokerage and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings on their contributions. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to either reduce future Company matching contributions or pay certain administrative expenses of the Plan. During the Plan year, forfeitures used to offset Company matching contributions were approximately $400,000.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%, using the prime rate reported by Reuters. The term of the loan may be between one and five years. Principal and interest is paid ratably through bi-weekly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default. Participant loan interest rates are between 4.25% and 9.25%. Loan terms are between one and five years.

Withdrawals and Benefits

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), in the case of Qualified Reservist called to active duty, or in the case of absence from employment due to qualified military service for more than 30 days, and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59  1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age 59  1/2, or upon termination of employment.

Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70  1/2, may leave the vested benefits within the Plan until reaching age 70  1/2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Teradata Corporation common stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Notes Receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued (unpaid) interest. Delinquent loans are treated as distributions based on the terms of the Plan document.

Plan Expenses

A portion of the Plan’s administrative expenses are paid by Teradata.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions

Participant rollover contributions are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

Fair Value Measurements. In May 2011, the FASB issued new guidance regarding the measurement and disclosure of fair value. The amendments in this new guidance generally represent clarifications of existing GAAP, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements will change. This new guidance will result in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The principles that will be changed as a result of this new guidance primarily relate to: measuring the fair value of financial instruments that are managed within a portfolio, the application of premiums and discounts in a fair value measurement, and some additional disclosures about fair value measurements. The adoption of this guidance will primarily impact the Plan’s disclosures, but otherwise is not expected to have a material impact on the Plan’s financial statements.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets:

December 31, 2011
Northern Trust Russell S&P 500® Index Fund NL Tier J	$92,224,044
Fidelity BrokerageLink*	$79,414,108
Teradata Corporation common stock	$51,777,779
NT Collective Aggregate Bond Index Non Lending Tier 1	$40,777,249
Fidelity Contrafund	$37,458,771
NT Collective Aggregate Bond Index Non Lending Tier J	$32,386,260

December 31, 2010
Northern Trust Russell S&P 500® Index Fund NL	$89,763,974
Fidelity BrokerageLink*	$81,916,677
Teradata Corporation common stock	$40,742,720
NT Collective Aggregate Bond Index Lending Fund	$39,948,964
Fidelity Contrafund	$36,429,347
NT Collective Aggregate Bond Index NL Fund	$31,039,254

*	Represents the aggregate value of participant-directed mutual funds held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in net value by $15,631,567 as follows:

Year Ended December 31, 2011
Mutual funds (including self-directed brokerage)	$(16,889,537)
Common/collective trusts	(6,441,329)
Teradata Corporation common stock	7,699,299

$(15,631,567)

4. FAIR VALUE MEASUREMENTS

The Company follows the accounting standard dealing with fair value measurements for financial and non-financial assets and liabilities recorded at fair value on a recurring basis, wherein a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stocks, mutual funds and money market funds: Values derived from quoted market prices in active markets.

Common/collective trust funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. A fund’s NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

		Fair Value Measurements at Reporting Date Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Other	$79,414,108	$79,414,108	$—	$—
Large cap	43,017,957	43,017,957	—	—
Income	29,153,592	29,153,592	—	—
Small cap	30,632,156	30,632,156	—	—
International	18,727,418	18,727,418	—	—
Teradata Corporation common stock	51,777,779	51,777,779	—	—
Money market funds	42,349,482	42,349,482	—	—
Common/collective trust funds	336,079,609	—	336,079,609	—

Total Assets at fair value	$631,152,101	$295,072,492	$336,079,609	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

		Fair Value Measurements at Reporting Date Using
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Other	$81,916,677	$81,916,677	$—	$—
Large cap	41,705,570	41,705,570	—	—
Income	26,214,593	26,214,593	—	—
Small cap	28,225,305	28,225,305	—	—
International	25,135,104	25,135,104	—	—
Teradata Corporation common stock	40,742,720	40,742,720	—	—
Money market funds	37,170,415	37,170,415	—	—
Common/collective trust funds	326,048,704	—	326,048,704	—

Total Assets at fair value	$607,159,088	$281,110,384	$326,048,704	$—

5. RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

Fees paid for trustee, third-party administration, and investment advisory services rendered by parties-in-interest totaled $125,652 in 2011.

Related party transactions consisted of loans made to participants and investments in Teradata Corporation Common Stock. At

December 31, 2011 the Plan held 1,067,363 shares of Teradata common stock valued at $51,777,779. At December 31, 2010 the Plan held 989,862 shares of Teradata common stock valued at $40,742,720. Fidelity Investments (“Fidelity”) serves as a manager of certain Plan investments. An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. Additionally AllianceBernstein Trust Company, LLC is a party in interest serving as custodian of the target date funds. The cash receipts and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974, as amended.

6. TAX STATUS

The Company has not yet received a determination letter from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). However, the Plan is substantially identical, in all material respects, to the NCR Savings Plan, which has received such a determination letter, and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

The Plan administrator evaluated the Plan’s tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to tax examinations by tax authorities for all Plan years since the Plan’s inception.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statement to the Form 5500 as of December 31, 2011:

At December 31, 2011
Net assets available for benefits per financial statements	$637,717,795
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	200,331

Net assets available for benefits per Form 5500	$637,918,126

The following is a reconciliation of the net increase per the financial statements to the net income per the Form 5500 for the year ended December 31, 2011:

Year Ended December 31, 2011
Net increase per financial statements	$24,472,845
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	144,038

Net income per Form 5500	$24,616,883

TERADATA SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets Held at End of Year**

EIN – 75-3236470

Plan – 001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Current Value
	Common Stock
*	Teradata Corporation	1,067,363 shares		$51,777,779

	Common/Collective Trusts
	NT Collective Aggregate Bond Index NL Fund Tier 1	374,004 shares		$40,777,249
	NT Collective Aggregate Bond Index NL Fund Tier J	266,004 shares		32,386,260
	Northern Trust TIPS Index Fund NL	61,237 shares		8,054,437
*	AllianceBernstein International Value Collective Trust	2,913,240 shares		25,461,717
*	AllianceBernstein International Growth Collective Trust	3,148,120 shares		25,405,325
*	Alliance Bernstein Global Real Estate Securities Collective Trust	2,440,097 shares		20,204,005
	Northern Trust Russell 2000® Index Fund NL Tier 1	108,802 shares		12,307,420
	Northern Trust Russell 2000® Index Fund NL Tier J	139,803 shares		27,200,422
	Northern Trust Russell S&P 500® Index Fund NL Tier 1	189,681 shares		29,988,507
	Northern Trust Russell S&P 500® Index Fund NL Tier J	24,301 shares		92,224,044
	NT Short Term Govt Bond Index Fund Lending	1,141 shares		312,387
	Northern Trust EAFE Index Fund	64,547 shares		6,178,224
	Northern Trust Russell 3000® Index Fund NL	458,151 shares		7,457,153
*	Fidelity Managed Income Portfolio	8,122,459 shares		8,122,459

	Total common/collective trust funds			$336,079,609

	Mutual Funds
	Wells Fargo Emerging Growth Institution	800,489 shares		$9,717,938
	Allianz NFJ Small-Cap Value Fund Administrative Class	716,731 shares		20,914,218
	Janus Overseas CL S	290,158 shares		9,142,865
*	Fidelity Contrafund - Class K	555,686 shares		37,458,771
	Sound Shore Fund	188,256 shares		5,559,186
	PIMCO Total Return Inst CL	2,682,023 shares		29,153,592
	Lazard Emerging Mkts Equity Instl CL	570,509 shares		9,584,553
*	Fidelity BrokerageLink***			79,414,108

	Total mutual funds			$200,945,231

	Money Market Funds
*	Fidelity U.S. Treasury Money Market Fund	27,323,787 shares		$27,323,787
*	Fidelity BrokerageLink***			$14,522,341
*	Fidelity Institutional Money Market - Money Market Portfolio - Class I	503,354 shares		503,354

	Total money market funds			$42,349,482

*	Participant Loans	*****		$6,637,168

	TOTAL			$637,789,269

*	Identifies a party-in-interest to the Plan.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	These line items represent the aggregate value of participant-directed mutual fund and money market fund investments held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.
****	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.
*****	The participant loan interest rates are between 4.25% - 9.25%. The loan terms are between one and five years.

EXHIBIT LISTING

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date: June 26, 2012	By:	/s/ Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer